285 N Big A Road

Toccoa, Georgia 30577

(706) 391-5030

January 28, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re: Galaxy Next Generation, Inc.

Registration Statement on Form S-1

File No: 333-252183

Ladies and Gentlemen:

Galaxy Next Generation, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the "Commission") take appropriate action to cause the above-referenced Registration Statement on Form S-1 (File No. 333-252183), to become effective on Monday, February 1, 2021, at 2:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant hereby authorizes its counsel, Leslie Marlow, Esq. or Hank Gracin, Esq. of Gracin & Marlow, LLP, to orally modify or withdraw this request for acceleration.  Please contact Ms. Marlow at (516) 496-2223 or (516) 457-4238 or Mr. Gracin at (561) 926-7995 or (212) 907-6457 with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Sincerely,

GALAXY NEXT GENERATION, INC.

By: /s/ Gary LeCroy
Name:	Gary LeCroy
Title:	Chairman and Chief Executive Officer

cc:	Leslie Marlow, Esq., Gracin & Marlow, LLP